April 12, 2012

VIA EDGAR, FEDEX AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Progress Software Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 3, 2012 by Starboard Value and Opportunity Master Fund Ltd et al.
File No. 033-41752

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated April 5, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Starboard and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A, filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

We believe the Company is Deeply Undervalued and Its Current Market Price Fails to Reflect the Value of the Sum-of-its-Parts, page 6

1.
We note your response to prior comment 4 regarding your supporting analysis for some of your opinions and assertions on pages 6 through 8. Please consider revising your proxy statement to include support for your assertions or opinions, to the extent necessary to provide context to investors.

We acknowledge the Staff’s comment and have revised the disclosure in the Proxy Statement to include additional supporting analysis for some of our opinions and assertions expressed therein to the extent we believe necessary to provide context to investors.  See page 8 of the Proxy Statement.

2.
With respect to your EBS Public Comparable Companies Analysis, please revise to clarify whether TIBX, INFA, and PEGA are representative of the public companies that most resemble the business of EBS. We note that only TIBX lists Progress Software as a competitor in its most recent annual report. Further, your response indicates that Enterprise value/Revenue is a generally accepted valuation method used by Wall Street research analysts and public market investors to value unprofitable technology companies. Since TIBX, INFA, and PEGA are all profitable in their most recent fiscal year end, it is unclear whether this valuation method is still appropriate for comparison to the unprofitable business of EBS.

April 12, 2012

We acknowledge the Staff’s comment and provide the following supplemental response.  TIBX, INFA, and PEGA are the closest ‘pure play’ public peers to the EBS business unit.  Each company sells and markets product lines that are similar to products within EBS.  Both TIBX and PEGA list the Company as a competitor in their recent 10-K filings.  While INFA does not list the Company as a competitor, it markets competing Messaging and Complex Event Processing products that compete with the Company’s Sonic and Apama products (these two products comprise approximately 50% of EBS revenue). In addition, all three companies are included in the peer group outlined in the Company’s proxy statement for the 2010 annual meeting of shareholders.  None of the other public companies that compete with EBS are appropriate valuation comparisons due to their large size and highly diversified product portfolios (IBM, Oracle, etc).

Further, EV/Revenue is an appropriate valuation method for businesses that are unprofitable or profitable but growing rapidly.  High growth companies often make very large investments in research & development and sales & marketing during growth years, which depresses profit margins.  As a result, valuing high growth companies relative to EBITDA or Earnings often results in an inflated multiple.  Using EV/Revenue avoids this problem and allows for a comparison of businesses with different cost structures.

The Nominees, page 11

3.
We note your response to prior comment 3 that Messrs. Dale Fuller, Edward Terino, and John Mutch have no material relationships with the Starboard participants and their affiliates. Please revise to clarify whether Messrs. Fuller, Terino, and Mutch have been participants or director nominees in prior proxy contests involving the Starboard participants and their affiliates.

We have revised the Proxy Statement to clarify that Messrs. Fuller, Terino, and Mutch have been participants or director nominees in prior proxy contests involving the Starboard participants and their affiliates.  See pages 12-14 of the Proxy Statement.

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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

Enclosure

cc:	Steve Wolosky
Jeffrey C. Smith